Exhibit 99.1

Atour Lifestyle Holdings Limited Announces Senior Management Change

SHANGHAI, June 21, 2023 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that Ms. Rui Zhao tendered her resignation from her role as Co-Chief Financial Officer due to personal reasons, effective June 30, 2023. Mr. Shoudong Wang, who previously served as the other Co-Chief Financial Officer alongside Ms. Zhao, will continue to oversee the financial reporting and related strategic, management and operational matters of the Company.

“Since joining Atour in 2016, Ms. Zhao has been a valuable member of the senior management team. During her seven-year tenure, she strengthened our Finance Department and made substantial contributions to the Company’s development. She also played a vital role in our successful IPO in 2022,” said Mr. Haijun Wang, Founder, Chairman of the Board and CEO of Atour. “On behalf of the Company, I would like to extend our sincere appreciation to Ms. Zhao for her dedication and services, and wish her all the best in her future endeavors.”

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677